SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                                      Commission File Number:  0-25581


                        NOTIFICATION OF LATE FILING

|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

                     For Period Ended:  March 31, 2000

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

                For Transition Period Ended: Not applicable.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  priceline.com Incorporated

Former name, if applicable:  Not Applicable

Address of principal executive office:  800 Connecticut Avenue

City, state and zip code:  Norwalk, Connecticut 06854


                                  PART II
                          RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |  (a)  The reason described in detail in Part III of this form could
     |       not be eliminated without unreasonable effort or expense;
     |
     |  (b)  The subject annual report, semi-annual report, transition
     |       report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
     |       thereof will be filed on or before the 15th day following the
 |X| |       prescribed due date; or the subject quarterly report or
     |       transition report on Form 10-Q, or portion thereof will be
     |       filed on or before the fifth calendar day following the
     |       prescribed due date; and
     |
     | (c)   The accountant's statement or other exhibit required by Rule
     |       12b-25 (c) has been attached, if applicable.


                              PART III
                              NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      priceline.com Incorporated (the "Company") was unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter under March 31, 2000 (the "Form 10-Q") as a result of a technical error in the original submission. The EDGAR department at Skadden, Arps, Slate, Meagher & Flom LLP inadvertently submitted the Form 10-Q under the incorrect CIK/CCC codes. Upon discovery of the error, the transmission was terminated prior to completion and the Form 10-Q was resubmitted under the correct CIK/CCC codes. However, such resubmission could not be completed prior to the deadline for filings on May 15, 2000. The resubmission of the Form 10-Q was completed at 6:58 p.m. on May 15, 2000, resulting in a filing date of May 16, 2000. This filing date is within the five calendar day period following the prescribed due date permitted by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Jeffery H. Boyd                       (203)          299-8000
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(Name)                              (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    |X|  Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    |_| Yes   |X|  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                         priceline.com Incorporated
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2000                   By: /s/ Jeffery H. Boyd
                                        -------------------------------
                                        Jeffery H. Boyd
                                        Executive Vice President,
                                          General Counsel and Secretary